UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2021

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 19, 2021, Mr. Chenan Yang resigned from his positions as a director and the Chief Marketing Officer of E-Home Household Services Holdings Limited (the “Company”), effectively immediately. Mr. Yang’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Mr. Mingxiang He (“Mr. He”) as a director and Chief Marketing Officer of the Company.

Mr. He, 45, has served as an operations manager at the Company’s variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. since May 2021. Before joining the Company, Mr. He was the general manager of Fujian Magic New Technology Co., Ltd from May 2017 to April 2021, and a manager of Xiamen Chaohong Electronics Co., Ltd. from January 2015 to April 2017. He studied and researched in the UK from 2005 to 2012. Prior to that, he was a teacher from 1994 to 2005 and was selected as a member at a teaching research association. He had substantial work and research experience in the fields of e-commerce, foreign trade, Internet of Things and blockchain. Mr. He graduated from Fujian Yuanhong Normal School in 1994 where he majored in Professional Teachers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2021	E-Home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer